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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FAMILY DOLLAR STORES, INC.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

307000109
(CUSIP Number)

Brian L. Schorr, Esq. Chief Legal Officer Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,965,765
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,965,765
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,965,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.89%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 27, 2010 (the “Form 10-Q”).

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,965,765
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,965,765
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,965,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.89%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,965,765
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,965,765
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,965,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.89%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,965,765
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,965,765
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,965,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.89%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,965,765
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,965,765
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,965,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.89%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,930,344
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,930,344
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,930,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,930,344
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,930,344
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,930,344
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 291,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 291,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.23%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,108,174
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,108,174
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,108,174
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.67%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,822,170
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,822,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,822,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.82%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 291,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 291,976
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 291,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.23%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593117
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,586,102
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,586,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.05%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593119
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,586,102
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,586,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.05%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,586,102
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,586,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.05%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON Trian Partners (ERISA) General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 90-0637359
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 157,343
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 157,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON Trian Partners (ERISA) GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 80-0665863
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 157,343
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 157,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

CUSIP NO.  307000109
1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 157,343
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 157,343
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s  Form 10-Q.

This Amendment No. 1 relates to Schedule 13D filed with the Securities and Exchange Commission on July 28, 2010 relating to the Common Stock, $0.10 par value per share (the “Shares”), of Family Dollar Stores, Inc. a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is P.O. Box 1017, 10401 Monroe Road, Charlotte, NC 28201-1017.

Items 2, 3, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2. Identity and Background

Item 2 is amended by deleting Item 2 of the Schedule 13D and replacing it with the following:

The persons filing this statement are Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company (“Parallel Fund I GP LLC”), Trian Partners Strategic Investment Fund, L.P., a Delaware limited partnership (“TPSIF”), Trian Partners Strategic Investment Fund GP, L.P., a Delaware limited partnership (“TPSIF GP”), Trian Partners Strategic Investment Fund General Partner, LLC, a Delaware limited liability company (“TPSIF GP LLC”), Trian Partners Master Fund (ERISA), L.P., a Cayman Islands limited partnership (“Trian ERISA”), Trian Partners (ERISA) GP, L.P. a Delaware limited partnership (“Trian ERISA GP”), Trian Partners (ERISA) General Partner, LLC, a Delaware limited liability company (“Trian ERISA GP LLC”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), and Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP” and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Filing Persons” or the “Trian Group”). The principal business address and the address of the principal office of each of the Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.

Trian GP LLC is the general partner of Trian GP, which is the general partner of Trian Onshore and Trian Offshore.  Parallel Fund I GP LLC is the general partner of Parallel Fund I.  TPSIF GP LLC is the general partner of TPSIF GP, which is the general partner of TPSIF.  Trian ERISA GP LLC is the general partner of Trian ERISA GP, which is the general partner of Trian ERISA.  Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF and Trian ERISA.  Each of Trian GP LLC, Parallel Fund I GP LLC, TPSIF GP LLC, Trian ERISA GP LLC and Trian Management GP are owned and/or controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities.

Each of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF and Trian ERISA is primarily engaged in the business of investing in securities. Trian GP is primarily engaged in the business of serving as the general partner of Trian Onshore and Trian Offshore. Trian GP LLC is primarily engaged in the business of serving as the general partner of Trian GP. Parallel Fund I GP LLC is primarily engaged in the business of serving as the general partner of Parallel Fund I.  TPSIF GP is primarily engaged in the business of serving as the general partner of TPSIF.  TPSIF GP LLC is primarily engaged in the business of serving as the general partner of TPSIF GP.  Trian ERISA GP is primarily engaged in the business of serving as the general partner of Trian ERISA.  Trian ERISA GP LLC is primarily engaged in the business of serving as the general partner of Trian ERISA GP.  Trian Management is primarily engaged in the business of serving as a management company for the Trian Entities.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF, Trian ERISA, Trian GP and other funds, accounts and investment vehicles managed by Trian Management.  Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF, Trian ERISA, Trian GP and other funds, accounts and investment vehicles managed by Trian Management.  Edward P. Garden’s present principal occupation or employment is serving as Chief Investment Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF, Trian ERISA, Trian GP and other funds, accounts and investment vehicles managed by Trian Management.

None of the Filing Persons, nor any director, executive officer, general partner or controlling person of any of the Filing Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Filing Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

During the period from January 3, 2011 to January 5, 2011, Trian Onshore, Trian Offshore, Parallel Fund I and Trian ERISA purchased an aggregate of 1,130,000 Shares for an aggregate purchase price (including commissions) of $52,172,970.  The source of funding for the purchase of the Shares was the respective general working capital of the purchasers.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On February 15, 2011, the Trian Group contacted Howard Levine, Chairman of the Board and Chief Executive Officer of the Issuer, and advised him that it beneficially owned approximately 8% of the outstanding Shares and believed that it was the largest beneficial owner of Shares. The Trian Group also advised Mr. Levine that it proposed that the Trian Group or one of its affiliates acquire the Issuer at a price in the range of $55 to $60 per Share in cash. Any such transaction would be subject to customary conditions, including completion of a satisfactory due diligence review, execution and delivery of definitive documentation, approval of the Board of Directors of the Issuer, receipt of financing and receipt of regulatory and third-party approvals, including expiration or termination of the Hart-Scott-Rodino waiting period. The Trian Group also offered Mr. Levine the opportunity to participate as an investor alongside the Trian Group. Furthermore, the Trian Group urged Mr. Levine to have the Issuer’s Board of Directors form a committee of independent directors to consider the Trian Group’s proposal. The Trian Group also advised Mr. Levine that in their view, the ultimate decision of whether the Issuer should be sold should be determined by the Issuer’s shareholders.

The Trian Group intends to have discussions with the Issuer’s Board of Directors and management. In addition, the Trian Group has communicated and may continue to communicate with other shareholders, industry participants, potential equity and/or debt financing sources and/or other interested parties concerning the Issuer and a possible acquisition transaction involving the Trian Group or an affiliate. Furthermore, the Trian Group may engage one or more financial advisors in connection with a proposed transaction involving the Issuer. There can be no assurance that the Trian Group will consummate the acquisition or that it will acquire any additional Shares.

The Filing Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Shares, the Issuer’s response to the actions suggested by the Filing Persons, actions taken by management and the Board of Directors of the Issuer, other investment opportunities available to the Filing Persons and capital availability and applicable regulatory and legal constraints, conditions in the securities and capital markets, and general economic and industry conditions, the Filing Persons may, from time to time and at any time, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to: communicating with management, the Board, other stockholders, industry participants and other interested or relevant parties (including financing sources and financial advisors) about the Issuer  or proposing a potential or other transaction involving the Issuer and about various other matters, including the operations, business, strategic plans, assets and capital structure of the Issuer or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; requesting or proposing one or more nominees to the Board of Directors of the Issuer; purchasing additional securities of the Issuer in the open market or otherwise; entering into financial instruments or other agreements that increase or decrease the Filing Persons’ economic exposure with respect to their investment in the Issuer; and/or engaging in any hedging or similar transactions with respect to such holdings. The Filing Persons reserve the right to change their current plans and intentions with respect to any and all matters referred to in Item 4 of Schedule 13D based on any of the foregoing factors or otherwise or to sell or distribute some or all of their respective holdings in the Issuer, at any time and from time to time, in the open market, in private transactions or otherwise.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) As of 4:00 pm, New York City time, on February 15, 2011, the Filing Persons beneficially owned, in the aggregate, 9,965,765 Shares, representing approximately 7.89% of the Issuer’s outstanding Shares (based upon 126,385,736 shares of Common Stock outstanding as of December 27, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 27, 2010 (the “Form 10-Q”))  Such Shares include an aggregate of 6,190,159 Shares beneficially owned by the Filing Persons through direct ownership of the Shares by Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF and Trian ERISA, representing approximately 4.90% of the Issuer’s outstanding Shares, and an additional 3,775,606 Shares underlying the Options which are beneficially owned by the Filing Persons, representing approximately 2.99% of the Issuer’s outstanding Shares.

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF and Trian ERISA beneficially and directly owns and has sole voting power and sole dispositive power with regard to 2,108,174, 4,822,170, 291,976, 2,586,102 and 157,343 Shares (including the Shares underlying the Options), respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore and Trian Offshore (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares (including Shares underlying the Options) that Trian Onshore and Trian Offshore directly and beneficially own.  Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares (including Shares underlying the Options) that Parallel Fund I directly and beneficially owns.  Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of TPSIF GP, TPSIF GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to TPSIF (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares (including Shares underlying the Options) that TPSIF directly and beneficially owns.  Each of TPSIF GP, TPSIF GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of Trian ERISA GP, Trian ERISA GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian ERISA (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian ERISA directly and beneficially owns.  Each of Trian ERISA GP, Trian ERISA GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Filing Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on February 15, 2011.

(d) Except for the Filing Persons, no person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement of the Filing Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2011
TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., its general partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC,
its general partner

By:  /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS GP, L.P. By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS STRATEGIC INVESTMENT FUND GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS STRATEGIC INVESTMENT FUND GP, L.P. By: Trian Partners Strategic Investment Fund General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By: Trian Partners Strategic Investment
       Fund GP, L.P., its general partner
By: Trian Partners Strategic Investment
       Fund General Partner, LLC,
its general partner

By:  /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS (ERISA) GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS (ERISA) GP, L.P. By: Trian Partners (ERISA) General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:  Trian Partners (ERISA) GP, L.P., its managing general partner
By:  Trian Partners (ERISA) General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

Exhibit I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Family Dollar Stores, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 15th day of February, 2011.

TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., its general partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC,
its general partner

By:  /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS GP, L.P. By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS STRATEGIC INVESTMENT FUND GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND GP, L.P. By: Trian Partners Strategic Investment Fund General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By: Trian Partners Strategic Investment
       Fund GP, L.P., its general partner
By: Trian Partners Strategic Investment
       Fund General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS (ERISA) GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS (ERISA) GP, L.P. By: Trian Partners (ERISA) General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
By:  Trian Partners (ERISA) GP, L.P., its managing general partner
By:  Trian Partners (ERISA) General Partner, LLC, its general partner

By:  /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

Schedule A

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on February 15, 2011.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares	Price	Type

Trian Partners Master Fund, L.P.	01/05/2011	621,619	45.6211	Purchase

Trian Partners L.P.	01/05/2011	271,977	45.6211	Purchase

Trian Partners Parallel Fund I, L.P.	01/05/2011	79,061	45.6211	Purchase

Trian Partners Master Fund (ERISA), L.P.	01/03/2011	130,000	50.3990	Purchase
Trian Partners Master Fund (ERISA), L.P.	01/05/2011	27,343	45.6211	Purchase